Exhibit 99.1 Press release

WiLAN Subsidiary Enters into License Agreement with Acuity Brands

OTTAWA, Canada – June 25, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced its subsidiary, Intuitive Building Controls, Inc., has entered into a patent license agreement with Acuity Brands, Inc. (“Acuity Brands”), related to network lighting controller technology. WiLAN acquired the patents from Hewlett-Packard in November 2014.

Acuity Brands is one of the world's leading providers of lighting solutions for both indoor and outdoor applications. These solutions cover both conventional fixtures and advanced solid-state technology that can integrate with digital controls and daylighting to create greater energy efficiencies and a higher quality of light.

This license resolves litigation pending in the Eastern District of Texas. The consideration to be paid to WiLAN and all other terms of the license agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

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For media and investor inquiries, please contact: Tyler Burns Director, Marketing O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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